SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2013

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o               No x

CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the payment notice related to the Company’s Series XI Floating Rate Notes in a principal amount of ARS 80,501,500, due 2015.

The Company informs that on September 23rd, 2013, will start the payment of the fifth installment of interests related to the Series XI Notes issued on June 21st, 2012.

Payment Agent:	Caja de Valores S.A.
Date of effective payment:	September 23rd, 2013
Number of service to be paid:	Fifth installment of interests
Period comprised by the payment:	June 21st, 2013 / September 23rd
Concept of payment:	Interests (100%)
Payment Currency:	Argentine Pesos (ARS)
Outstanding Capital:	ARS 80,501,500
Annual Nominal Interest Rate:	21.1587%
Interest being paid	ARS 4,386,599.08
Capital being paid	-

Interests will be paid to the noteholders at whose name the Notes were registered on September 20th, 2013.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
September 17th, 2013